Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended September 30, 2015 and 2014
(Expressed in thousands of US dollars, unless otherwise stated) (Unaudited)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2015

The unaudited condensed consolidated interim financial statements of Silvercorp Metals Inc. (the “Company”) for the three and six months ended September 30, 2015 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2015 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of US dollars and are prepared in accordance with International Financial Reporting Standards.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2015	2015
ASSETS
Current Assets
Cash and cash equivalents	20	$67,216	$60,179
Short-term investments		3,439	9,343
Trade and other receivables		1,846	1,278
Inventories		9,928	6,899
Due from related parties	11	147	33
Prepaids and deposits		6,284	5,745
		88,860	83,477

Non-current Assets
Long-term prepaids and deposits		4,670	2,945
Reclamation deposits		2,068	2,112
Investment in an associate	3	3,362	3,449
Other investments	4	614	892
Plant and equipment	5	65,340	64,779
Mineral rights and properties	6	214,439	214,792
TOTAL ASSETS		$379,353	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$34,256	$21,768
Mine right fee payable	7	4,259	4,292
Deposits received		5,783	8,303
Dividends payable		-	674
Income tax payable		673	662
		44,971	35,699

Non-current Liabilities
Mine right fee payable	7	9,650	9,746
Deferred income tax liabilities		22,480	21,592
Environmental rehabilitation		12,821	12,898
Total Liabilities		89,922	79,935

Equity
Share capital		232,246	233,513
Share option reserve		12,249	11,741
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(33,989)	(26,697)
Deficit		(1,244)	(5,089)
Total equity attributable to the equity holders of the Company		234,671	238,877

Non-controlling interests	10	54,760	53,634
Total Equity		289,431	292,511

TOTAL LIABILITIES AND EQUITY		$379,353	$372,446
Commitments and contingencies	19

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements
1

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2015	2014	2015	2014

Sales	18 (c)	$27,213	$37,333	$59,433	$67,949
Cost of sales	12	18,385	18,894	39,149	33,857
Gross profit		8,828	18,439	20,284	34,092

General and administrative	13	4,907	6,099	10,251	10,867
Government fees and other taxes	14	1,847	1,396	3,196	2,977
Foreign exchange gain		(1,984)	(1,594)	(1,397)	(469)
(Gain) loss on disposal of plant and equipment		(22)	14	(15)	14
Share of (gain) loss in associate	3	(179)	(90)	(101)	42
Loss on investments	4	-	-	-	15
Other income		(124)	(891)	(114)	(1,047)
Income from operations		4,383	13,505	8,464	21,693

Finance income	15	264	268	541	432
Finance costs	15	(139)	(39)	(471)	(71)
Income before income taxes		4,508	13,734	8,534	22,054

Income tax expense	16	1,529	4,120	1,784	7,805
Net income		$2,979	$9,614	$6,750	$14,249

Attributable to:
Equity holders of the Company		$2,234	$7,228	$4,530	$9,972
Non-controlling interests	10	745	2,386	2,220	4,277
		$2,979	$9,614	$6,750	$14,249

Earnings per share attributable to the equity holders of the Company
Basic and diluted earnings per share		$0.01	$0.04	$0.03	$0.06
Weighted Average Number of Shares Outstanding - Basic and Diluted		170,307,013	170,881,836	170,593,834	170,883,808

See accompanying notes to the condensed consolidated interim financial statements
2

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2015	2014	2015	2014

Net income		$2,979	$9,614	$6,750	$14,249
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(8,993)	1,739	(8,143)	4,295
Items that will not subsequently be reclassified to net income or loss:
Unrealized gain (loss) on equity investments designated as FVTOCI, net of tax of $nil	4	143	(138)	(243)	(991)
Other comprehensive (loss) income, net of taxes		$(8,850)	$1,601	$(8,386)	$3,304
Attributable to:
Equity holders of the Company		$(7,700)	$997	$(7,292)	$2,578
Non-controlling interests	10	(1,150)	604	(1,094)	726
		$(8,850)	$1,601	$(8,386)	$3,304
Total comprehensive (loss) income, net of taxes		$(5,871)	$11,215	$(1,636)	$17,553

Attributable to:
Equity holders of the Company		$(5,466)	$8,225	$(2,762)	$12,550
Non-controlling interests		(405)	2,990	1,126	5,003
		$(5,871)	$11,215	$(1,636)	$17,553

See accompanying notes to the condensed consolidated interim financial statements
3

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2015	2014	2015	2014

Cash provided by
Operating activities
Net income		$2,979	$9,614	$6,750	$14,249
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		124	39	248	71
Depreciation, amortization and depletion		4,400	5,269	9,377	8,692
Share of (gain) loss in associate		(179)	(90)	(101)	42
Income tax expense		1,529	4,120	1,784	7,805
Finance income		(264)	(268)	(541)	(432)
Loss on investments		-	-	-	15
(Gain) loss on disposal of plant and equipment		(22)	14	(15)	14
Share-based compensation		343	445	508	796
Income taxes refund (paid)		56	(2,151)	(303)	(3,447)
Interest received		264	268	541	432
Changes in non-cash operating working capital	20	(4,599)	2,845	(297)	5,694
Net cash provided by operating activities		4,631	20,105	17,951	33,931

Investing activities
Mineral rights and properties
Capital expenditures		(1,364)	(7,430)	(8,730)	(13,735)
Plant and equipment
Additions		(2,272)	(2,549)	(2,990)	(4,127)
Proceeds on disposals		25	-	30	-
Reclamation deposit paid		-	-	(9)	-
Net redemptions of short-term investments		5,658	(1,850)	5,707	(119)
Net cash provided by (used in) investing activities		2,047	(11,829)	(5,992)	(17,981)

Financing activities
Non-controlling interests
Distribution		-	(2,563)	-	(2,563)
Cash dividends distributed		(638)	(796)	(1,323)	(1,571)
Common shares repurchased as part of normal course issuer bid		(1,267)	-	(1,267)	-
Net cash used in financing activities		(1,905)	(3,359)	(2,590)	(4,134)
Effect of exchange rate changes on cash and cash equivalents		(2,990)	(1,056)	(2,332)	244

Increase in cash and cash equivalents		1,783	3,861	7,037	12,060
Cash and cash equivalents, beginning of the period		65,433	68,813	60,179	60,614
Cash and cash equivalents, end of the period		$67,216	$72,674	$67,216	$72,674
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements
4

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation		-	-	796	-	-	-	796	-	796
Dividends declared		-	-	-	-	-	(1,563)	(1,563)	-	(1,563)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(2,563)	(2,563)
Comprehensive income		-	-	-	-	2,578	9,972	12,550	5,003	17,553
Balance, September 30, 2014		170,883,808	$233,513	$11,288	$25,409	$(17,563)	$109,402	$362,049	$64,736	$426,785
Share-based compensation		-	-	453	-	-	-	453	-	453
Dividends declared		-	-	-	-	-	(1,410)	(1,410)	-	(1,410)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(651)	(651)
Comprehensive loss		-	-	-	-	(9,134)	(113,081)	(122,215)	(10,451)	(132,666)
Balance, March 31, 2015		170,883,808	$233,513	$11,741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511
Share-based compensation	8 (b)	-	-	508	-	-	-	508	-	508
Dividends declared	8 (c)	-	-	-	-	-	(685)	(685)	-	(685)
Common shares repurchased as part of normal course issuer bid	8 (e)	(1,638,252)	(1,267)	-	-	-	-	(1,267)	-	(1,267)
Comprehensive (loss) income		-	-	-	-	(7,292)	4,530	(2,762)	1,126	(1,636)
Balance, September 30, 2015		169,245,556	$232,246	$12,249	$25,409	$(33,989)	$(1,244)	$234,671	$54,760	$289,431

See accompanying notes to the condensed consolidated interim financial statements
5

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three and six months ended September 30, 2015, were authorized for issue by the Board of Directors on November 10, 2015.

Operating results for the three and six months ended September 30, 2015, are not necessarily indicative of the results that may be expected for the year ending March 31, 2016.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2015	2015	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,
Name of associate	Principal activity	incorporation	2015	2015
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2015.

(b) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on April 28, 2015 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at September 30, 2015, the Company owned 10,806,300 common shares (March 31, 2015 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2015 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2014	10,806,300	$3,715	$3,715
Share of income		235
Foreign exchange impact		(501)
Balance, March 31, 2015	10,806,300	$3,449	$1,448
Share of income		101
Foreign exchange impact		(188)
Balance, September 30, 2015	10,806,300	$3,362	$1,130

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

4.	OTHER INVESTMENTS

	September 30, 2015	March 31, 2015

Equity investments designated as FVTOCI

Publicly-traded companies	$614	$892

Yongning Smelting Co. Ltd.	-	-

Jinduicheng Xise (Canada) Co. Ltd.	-	-

Warrants	-	-
	$614	$892

Common shares:

		Accumulated mark-to-market
	Fair value	loss included in OCI
April 1, 2014	$2,377	$(4,957)
Unrealized loss on equity investments designated as FVTOCI	(1,314)	(1,314)
Impact of foreign currency translation	(171)	-
March 31, 2015	$892	$(6,271)
Unrealized loss on equity investments designated as FVTOCI	(243)	(243)
Impact of foreign currency translation	(35)	-
September 30, 2015	$614	$(6,514)

Warrants:

		Accumulated mark-to-market loss
	Fair value	included in net income
April 1, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
March 31, 2015	$-	$(1,539)
September 30, 2015	$-	$(1,539)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	2,257	364	1,642	459	1,929	6,651
Disposals	(107)	(19)	(231)	(368)	-	(725)
Reclassification of asset groups(1)	4,783	-	-	-	(4,783)	-
Impact of foreign currency translation	134	(120)	72	20	20	126
Balance as at March 31, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904
Additions	1,044	181	1,159	262	2,643	5,289
Disposals	-	(4)	(1)	(113)	-	(118)
Reclassification of asset groups(1)	218	-	-	-	(218)	-
Impact of foreign currency translation	(2,210)	(190)	(693)	(183)	(127)	(3,403)
Ending balance as at September 30, 2015	$86,456	$6,479	$27,648	$7,240	$5,849	$133,672

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Impairment Loss	(28,097)	(403)	(6,113)	(533)	(59)	(35,205)
Disposals	7	16	81	233	-	337
Depreciation and amortization	(3,914)	(931)	(2,452)	(1,123)	-	(8,420)
Impact of foreign currency translation	57	110	(19)	(9)	-	139
Balance as at March 31, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)
Impairment loss	-	-	-	-	-	-
Disposals	-	3	-	95	-	98
Depreciation and amortization	(1,285)	(367)	(887)	(520)	-	(3,059)
Reclassification of asset groups	(564)	56	525	(17)	-	-
Impact of foreign currency translation	1,069	129	426	129	1	1,754
Ending balance as at September 30, 2015	$(42,027)	$(4,460)	$(16,575)	$(5,212)	$(58)	$(68,332)

Carrying amounts
Balance as at March 31, 2015	$46,157	$2,211	$10,544	$2,375	$3,492	$64,779
Ending balance as at September 30, 2015	$44,429	$2,019	$11,073	$2,028	$5,791	$65,340
(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the three and six months ended September 30, 2015, certain plant and equipment were disposed for proceeds of $30 and $35, respectively (three and six months ended September 30, 2014 - $nil and $nil, respectively) and gain of $22 and $15, respectively (three and six months ended September 30, 2014 –gain of $nil and $nil, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2014	$163,745	$64,923	$109,470	$21,694	$210	$360,042
Capitalized expenditures	30,389	355	3,330	389	-	34,463
Mine right fee	17,439	-	-	-	-	17,439
Environmental rehabiliation	6,973	31	(64)	(21)	-	6,919
Foreign currecy translation impact	156	44	108	55	(27)	336
Balance as at March 31, 2015	$218,702	$65,353	$112,844	$22,117	$183	$419,199
Capitalized expenditures	11,752	-	503	-	-	12,255
Environmental rehabiliation	-	-	-	-	-	-
Foreign currecy translation impact	(5,645)	(391)	(2,851)	(551)	(10)	(9,448)
Ending balance as at September 30, 2015	$224,809	$64,962	$110,496	$21,566	$173	$422,006

Impairment and accumulated depletion
Balance as at April 1, 2014	$(35,880)	$(57,368)	$-	$(536)	$-	$(93,784)
Impairment loss	-	-	(73,565)	(21,579)	-	(95,144)
Depletion	(9,858)	(311)	(5,392)	(18)	-	(15,579)
Foreign currecy translation impact	(95)	(22)	201	16	-	100
Balance as at March 31, 2015	$(45,833)	$(57,701)	$(78,756)	$(22,117)	$-	$(204,407)
Depletion	(6,170)	-	(991)	-	-	(7,161)
Foreign currecy translation impact	1,237	201	2,012	551	-	4,001
Ending balance as at September 30, 2015	$(50,766)	$(57,500)	$(77,735)	$(21,566)	$-	$(207,567)

Carrying amounts
Balance as at March 31, 2015	$172,869	$7,652	$34,088	$-	$183	$214,792
Balance as at September 30, 2015	$174,043	$7,462	$32,761	$-	$173	$214,439

7.	MINE RIGHT FEE PAYABLE

The remaining mine right fee will be paid in four annual installments and carries interest at a prevailing prime interest rate in China. As at September 30, 2015, the prevailing prime interest rate was 4.60%. For the three and six months ended September 30, 2015, interest of $15 and $223, respectively (three and six months ended September 30, 2014 - $nil and $nil, respectively) was accrued and expensed through finance costs (see note 15).

On October 21, 2015, installment of $4,095 plus interest of $180 were paid.

Details of the installments for mine right fee are as follow:

Mine right fee payable	September 30, 2015	March 31, 2015
Current portion	$4,259	$4,292
Non-current portion	9,650	9,746
	$13,909	$14,038

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2015 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2014	5,067,907	$5.88
Options granted	1,320,200	1.75
Options forfeited	(903,750)	5.11
Options expired	(743,001)	4.19
Balance, March 31, 2015	4,741,356	$5.15
Options granted	1,825,000	1.43
Options forfeited	(191,000)	4.54
Options expired	(126,000)	7.40
Balance, September 30, 2015	6,249,356	$4.04

During the six months ended September 30, 2015, a total of 1,825,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$1.43 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months from the date of grant.

The fair value of the stock options granted during the six months ended September 30, 2015 and 2014 has been calculated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended September 30,
	2015	2014
Risk free interest rate	0.63%	1.21%
Expected life of option in years	2.85 years	3.12 years
Expected volatility	55%	54%
Expected dividend yield	1.40%	1.14%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$1.43	$1.75

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

The weighted average grant date fair value of options granted during the six months ended September 30, 2015 was CAD$0.48 (for six months ended September 30, 2014 - CAD$0.61). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and six months ended September 30, 2015, a total of $343 and $508, respectively (for three and six months ended September 30, 2014 - $445 and $796, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses in the condensed consolidated interim statements of income.

The following table summarizes information about stock options outstanding at September 30, 2015:

Exercise price in	Number of options outstanding at September 30,	Weighted average remaining contractual life	Weighted average exercise price in	Number of options exercisable at September	Weighted average exercise price in
CAD$	2015	(Years)	CAD$	30, 2015	CAD$
$1.43	1,825,000	4.67	$1.43	152,085	1.43
$1.75	675,000	3.66	$1.75	210,938	1.75
$1.76	423,450	4.04	$1.76	79,401	1.76
$2.98	274,000	3.31	$2.98	102,752	2.98
$3.25	282,000	2.67	$3.25	158,627	3.25
$3.41	369,000	2.95	$3.41	184,500	3.41
$3.91	278,000	2.43	$3.91	173,752	3.91
$5.35	277,500	1.86	$5.35	208,125	5.35
$5.40	280,000	2.18	$5.40	192,504	5.40
$6.53	214,000	1.71	$6.53	173,878	6.53
$6.69	371,500	1.43	$6.69	325,065	6.69
$7.27	225,500	1.15	$7.27	211,409	7.27
$8.23	237,625	0.01	$8.23	237,625	8.23
$9.20	193,500	0.68	$9.20	193,500	9.20
$12.16	173,781	0.26	$12.16	173,781	12.16
$14.96	149,500	0.52	$14.96	149,500	14.96

$1.43 - 14.96	6,249,356	2.99	$4.04	2,927,442	$6.57

(c) Cash dividends declared

During the three and six months ended September 30, 2015, dividends of $nil and $685, respectively (for three and six months ended September 30, 2014 - $763 and $1,563, respectively) were declared, which was a cash dividend of CAD$0.005 per share (for three and six months ended September 30, 2014 –CAD$0.005 per share).

(d) Warrants

On July 30, 2015, 50,000 warrants at an exercise price of CAD$6.76 per share were expired. As at September 30, 2015, the Company has no outstanding warrants (March 31, 2015 – 50,000 outstanding warrants at an exercise price of CAD$6.76 per share).

(e) Normal course issuer bid

On December 19, 2014, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 16.5 million of its own common shares. As at September 30, 2015, the Company acquired a

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

total of 1,638,252 common shares at a cost of $1,259. Transaction cost related to the common share acquisition was $8. All shares bought were subsequently cancelled.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2015	March 31, 2015
Change in fair value on equity investments designated as FVTOCI	$(38,166)	$(37,923)
Currency translation adjustment	4,177	11,226
Balance, end of the period	$(33,989)	$(26,697)

The unrealized (loss) gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2014	$46,127	$5,457	$4,932	$2,148	$3,632	$62,296
Share of net income (loss), excluding the impairment loss	6,226	479	(231)	(257)	(279)	5,938
Share of impairment loss	-	-	-	(4,973)	(6,596)	(11,569)
Share of other comprehensive income (loss)	134	22	12	16	(1)	183
Distributions	(2,563)	(651)	-	-	-	(3,214)
Balance, March 31, 2015	$49,924	$5,307	$4,713	$(3,066)	$(3,244)	$53,634

Share of net income (loss)	2,732	(80)	(192)	(88)	(152)	2,220
Share of other comprehensive income (loss)	(613)	(624)	(93)	21	215	(1,094)
Balance, September 30, 2015	$52,043	$4,603	$4,428	$(3,133)	$(3,181)	$54,760

As at September 30, 2015, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	September 30, 2015	March 31, 2015
NUX (a)	$130	$15
Henan Non-ferrous Geology Bureau (b)	17	18
	$147	$33

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2015, the Company recovered $87 and $137, respectively (for three and six months ended September 30, 2014 - $81 and $138, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)	For the three and six months ended September 30, 2015, the Company paid $nil and $376, respectively (for three and six months ended September 30, 2014 - $91 and $217, respectively) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a former director of the Company.

(d)	For the three and six months ended September 30, 2015, the Company paid $nil (for three and six months ended September 30, 2014 - $nil and $140, respectively) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and six months ended September 30, 2015, total rents were $63 and $126, respectively (for three and six months ended September 30, 2014 - $63 and $126, respectively).

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

12.	COST OF SALES

Cost of sales consists of:

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Direct mining and milling cost	$14,416	$14,217	$30,626	$26,098
Depreciation, amortization and depletion	3,969	4,677	8,523	7,759
Cost of sales	$18,385	$18,894	$39,149	$33,857

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,		Six months ended September 30,
General and administrative	2015	2014	2015	2014
Office and administrative expenses	$1,900	$2,140	$3,902	$4,026
Amortization and depreciation	431	592	854	933
Salaries and benefits	1,761	2,452	3,615	3,942
Share-based compensation	343	445	508	796
Professional fees	472	470	1,372	1,170
	$4,907	$6,099	$10,251	$10,867

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Government fees	$1,123	$740	$1,752	$1,649
Other taxes	724	656	1,444	1,328
	$1,847	$1,396	$3,196	$2,977

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2015	2014	2015	2014
Interest income	$264	$268	$541	$432

	Three months ended September 30,		Six months ended September 30,
Finance costs	2015	2014	2015	2014
Interest on mine right fee	$15	$-	$223	$-
Unwinding of discount of environmental rehabilitation provision	124	39	248	71
	$139	$39	$471	$71

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2015	2014	2015	2014
Current	$117	$3,097	$336	$5,977
Deferred	1,412	1,023	1,448	1,828
	$1,529	$4,120	$1,784	$7,805

17.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at September 30, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at September 30, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at September 30, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,216	$-	$-	$67,216
Common shares of publicly traded companies	614	-	-	614
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of September 30, 2015 and March 31, 2015, respectively.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		September 30, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,259	$6,865	$2,785	$13,909
Accounts payable and accrued liabilities	34,256	-	-	34,256
	$38,515	$6,865	$2,785	$48,165

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$20,191	$20,838
Financial assets denominated in Chinese RMB	$47,781	$44,133

As at September 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.6 million.

As at September 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.2 million.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

18.	SEGMENTED INFORMATION

Operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for assets and liabilities are as follows:

September 30, 2015
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$44,245	$1,610	$7,408	$1,963	$335	$33,299	$88,860
Plant and equipment	44,828	5,784	13,082	111	1,332	203	65,340
Mineral rights and properties	174,043	7,462	32,761	-	-	173	214,439
Investment in an associate	-	-	-	-	-	3,362	3,362
Other investments	-	-	-	-	-	614	614
Raclamation deposit	1,660	-	401	-	-	7	2,068
Long-term prepaids and deposits	1,777	105	2,068	720	-	-	4,670
Total assets	$266,553	$14,961	$55,720	$2,794	$1,667	$37,658	$379,353

Current liabilities	$29,756	$1,138	$6,807	$4,269	$261	$2,740	$44,971
Mine right fee payable	9,650	-	-	-	-	-	9,650
Deferred income tax liabilities	21,591	889	-	-	-	-	22,480
Environmental rehabilitation	10,766	977	824	254	-	-	12,821
Total liabilities	$71,763	$3,004	$7,631	$4,523	$261	$2,740	$89,922

March 31, 2015
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$34,386	$1,913	$5,080	$2,277	$342	$39,479	$83,477
Plant and equi pment	44,191	6,012	12,733	113	1,427	303	64,779
Mineral rights and properties	172,869	7,652	34,088	-	-	183	214,792
Investment in an associate	-	-	-	-	-	3,449	3,449
Other investments	-	-	-	-	-	892	892
Raclamation deposit	1,701	-	403	-	-	8	2,112
Long-term prepaids and deposits	358	59	2,320	208	-	-	2,945
Total assets	$253,505	$15,636	$54,624	$2,598	$1,769	$44,314	$372,446

Current liabilities	$23,256	$943	$4,209	$4,035	$142	$3,114	$35,699
Mine right fee payable	9,746	-	-	-	-	-	9,746
Deferred income tax liabilities	20,790	802	-	-	-	-	21,592
Environmental rehabilitation	10,831	983	829	255	-	-	12,898
Total liabilities	$64,623	$2,728	$5,038	$4,290	$142	$3,114	$79,935

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended September 30, 2015
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$22,944	$-	$4,269	$-	$-	$-	$27,213
Cost of sales	(14,884)	-	(3,501)	-	-	-	(18,385)
Gross profit	8,060	-	768	-	-	-	8,828

Operating expenses	(2,759)	(201)	(844)	(83)	(457)	(101)	(4,445)
Finance items	(63)	(10)	12	(2)	91	97	125
Income tax expenses	(1,480)	(38)	-	-	(1)	(10)	(1,529)
Net income (loss)	$3,758	$(249)	$(64)	$(85)	$(367)	$(14)	$2,979

Attributed to:
Equity holders of the Company	2,841	(175)	(27)	(24)	(367)	(14)	2,234
Non-controlling interests	917	(74)	(37)	(61)	-	-	745
Net income (loss)	$3,758	$(249)	$(64)	$(85)	$(367)	$(14)	$2,979
(1) Hunan's BYP project was placed on care and maintenance starting August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Three months ended September 30, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$31,926	$94	$5,313	$-	$-	$-	$37,333
Cost of sales	(14,723)	(17)	(4,154)	-	-	-	(18,894)
Gross profit	17,203	77	1,159	-	-	-	18,439

Operating (expenses) income	(2,462)	(736)	(942)	144	(492)	(446)	(4,934)
Finance items	(88)	2	4	2	108	201	229
Income tax (expenses) recovery	(3,121)	(185)	76	-	-	(890)	(4,120)
Net income (loss)	$11,532	$(842)	$297	$146	$(384)	$(1,135)	$9,614

Attributed to:
Equity holders of the Company	8,831	(592)	330	178	(384)	(1,135)	7,228
Non-controlling interests	2,701	(250)	(33)	(32)	-	-	2,386
Net income (loss)	$11,532	$(842)	$297	$146	$(384)	$(1,135)	$9,614

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

Six months ended September 30, 2015
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$49,219	$-	$10,214	$-	$-	$-	$59,433
Cost of sales	(30,217)	-	(8,932)	-	-	-	(39,149)
Gross profit	19,002	-	1,282	-	-	-	20,284

Operating expenses	(5,796)	(514)	(1,477)	(207)	(995)	(2,831)	(11,820)
Finance items	(174)	(19)	23	(1)	194	47	70
Income tax expenses	(1,663)	(109)	-	-	(2)	(10)	(1,784)
Net income (loss)	$11,369	$(642)	$(172)	$(208)	$(803)	$(2,794)	$6,750

Attributable to:
Equity holders of the Company	8,717	(450)	(84)	(56)	(803)	(2,794)	4,530
Non-controlling interests	2,652	(192)	(88)	(152)	-	-	2,220
Net income (loss)	$11,369	$(642)	$(172)	$(208)	$(803)	$(2,794)	$6,750
(1) Hunan's BYP project was placed on care and maintenance in August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Six months ended September 30, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$59,861	$2,775	$5,313	$-	$-	$-	$67,949
Cost of sales	(28,173)	(1,530)	(4,154)	-	-	-	(33,857)
Gross profit	31,688	1,245	1,159	-	-	-	34,092

Operating (expenses) income	(5,842)	(1,004)	(943)	164	(930)	(3,844)	(12,399)
Finance items	(289)	4	9	-	213	424	361
Income tax (expenses) recovery	(7,010)	(191)	287	-	(1)	(890)	(7,805)
Net income (loss)	$18,547	$54	$512	$164	$(718)	$(4,310)	$14,249

Attributable to:
Equity holders of the Company	14,112	33	579	276	(718)	(4,310)	9,972
Non-controlling interests	4,435	21	(67)	(112)	-	-	4,277
Net income (loss)	$18,547	$54	$512	$164	$(718)	$(4,310)	$14,249

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three months ended September 30, 2015 and 2014 comprise:

	Three months ended September 30, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$13,561	$-	$1,151	$14,712
Gold (Au)	506	-	13	519
Lead (Pb)	8,039	-	1,083	9,122
Zinc (Zn)	838	-	1,820	2,658
Other	-	-	202	202
	$22,944	$-	$4,269	$27,213

	Three months ended September 30, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$20,149	$-	$1,585	$21,734
Gold (Au)	655	94	-	749
Lead (Pb)	9,758	-	1,060	10,818
Zinc (Zn)	1,364	-	2,538	3,902
Other	-	-	130	130
	$31,926	$94	$5,313	$37,333

	Six months ended September 30, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$29,523	$-	$3,107	$32,630
Gold (Au)	1,230	-	23	1,253
Lead (Pb)	16,691	-	2,812	19,503
Zinc (Zn)	1,775	-	3,896	5,671
Other	-	-	376	376
	$49,219	$-	$10,214	$59,433

	Six months ended September 30, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$37,927	$-	$1,585	$39,512
Gold (Au)	1,396	2,775	-	4,171
Lead (Pb)	18,412	-	1,060	19,472
Zinc (Zn)	2,126	-	2,538	4,664
Other	-	-	130	130
	$59,861	$2,775	$5,313	$67,949

(d) Major customers

For the six months ended September 30, 2015, three major customers (for six months ended September 30, 2014 - four) accounted for 13% to 42% of sales, (for six months ended September 30, 2014 - 14% to 33%) and were collectively approximately 74% (for six months ended September 30, 2014 - 87%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September
30, 2015 and for three and six months ended September 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

19.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these condensed consolidated interim financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,863	$573	$3,256	$1,034
Commitments	$6,418	$-	$-	$6,418

As of September 30, 2015, the Company has two office rental agreements totaling $4,863 for the next eight years and commitments of $6,418 related to the GC property. During the three and six months ended September 30, 2015, the Company incurred rental expenses of $145 and $335, respectively (three and six months ended September 30, 2014 - $317 and $629, respectively), which were included in office and administrative expenses on the condensed consolidated interim statements of income.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at September 30, 2015 and March 31, 2015, no contingent liabilities were accrued.

20.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Cash and cash equivalents

	September 30, 2015	March 31, 2015
Cash on hand and at bank	$29,423	$44,395
Bank term deposits and GICs	37,793	15,784
Total cash and cash equivalents	$67,216	$60,179

(b) Net changes in non-cash working capital

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Trade and other receivables	$(100)	$276	$(606)	$713
Inventories	(2,421)	(2,466)	(2,448)	(715)
Prepaids and deposits	(613)	1,060	(701)	182
Accounts payable and accrued liabilities	388	487	5,931	1,271
Deposits received	(1,772)	3,536	(2,351)	4,297
Due to related parties	(81)	(48)	(122)	(54)
	$(4,599)	$2,845	$(297)	$5,694